SEC File No. 812-15692
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT
In the Matter of
Mission Investment Advisors LLC
GreenFi Funds Trust
Please direct all written or oral communications concerning this Application to:
Mark Perlow
Dechert LLP
45 Fremont Street
26th Floor
San Francisco, CA 94105
July 25, 2025
This Application (including exhibits) consists of 22 pages.
The exhibit index appears on page 19

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
IN THE MATTER OF

Mission Investment Advisors LLC
1100 Sansome Street
San Francisco, CA 94111

and

GreenFi Funds Trust
1100 Sansome Street
San Francisco, CA 94111

Investment Company Act of 1940
File No. 812-15692
• • • • • • • • • • • • • •	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT

TABLE OF CONTENTS
I.	INTRODUCTION	4

II.	BACKGROUND	5

III.	EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW	9

IV.	CONDITIONS FOR RELIEF	15

V.	CONCLUSION	16

VI.	PROCEDURAL MATTERS	16

VII.	LIST OF ATTACHMENTS AND EXHIBITS	19

EXHIBIT A	20

EXHIBIT B-1	21

EXHIBIT B-2	22

I. INTRODUCTION
GreenFi Funds Trust (the “Trust”), on its own behalf and on behalf of its series, GreenFi Redwood Fund, and Mission Investment Advisors LLC (“Mission Investment Advisors,” and collectively with the Trust, the “Applicants”)1 hereby submit this first amended and restated application (the “Application”) to the U.S. Securities and Exchange Commission (the “Commission”) for an order (the “Order”) of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act” or “Investment Company Act”). Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act to permit the Adviser, subject to the approval of the Trust’s Board of Trustees (the “Board”), to do the following without obtaining shareholder approval: (a) select an unaffiliated investment subadviser or subadvisers (each, a “Subadviser” or collectively, the “Subadvisers”) to manage all or a portion of the assets of one or more of the Funds pursuant to an investment subadvisory agreement with a Subadviser (each, a “Subadvisory Agreement” and together the “Subadvisory Agreements”), and (b) materially amend Subadvisory Agreements with the Subadvisers. The Order would supersede an exemptive order issued by the Commission on February 22, 2017 (the “Prior Order”) that was granted pursuant to Section 6(c) of the 1940 Act, with the result that no person will continue to rely on the Prior Order if the Order is granted.2
Applicants are seeking these exemptions to enable the Adviser and the Board to obtain for each Fund the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage the assets of a Fund pursuant to each Subadviser’s proprietary investment style without the delay and expense of convening a special meeting of shareholders. Under a multi-manager investment management approach, the Manager of Managers Structure, the Adviser will evaluate, allocate assets to, and oversee the Subadviser or Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.3

1 Applicants request that the exemptive relief sought hereby apply to the Applicants and any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by Mission Investment Advisors, or any entity controlling, controlled by, or under common control with Mission Investment Advisors or its successors (each, an “Adviser”); (b) uses the manager-of-managers structure (“Manager of Managers Structure”) described in this Application; and (c) complies with the terms and conditions of this Application (together with each series, the “Funds” and each, individually, a “Fund”). The only existing open-end registered investment company that currently intends to rely on the requested Order is named as an Applicant. GreenFi Redwood Fund is the only series of the Trust that currently intends to rely on the requested Order. If the name of any Fund contains the name of a subadviser, the name of the Adviser will precede the name of the subadviser. The term “Board” also includes the board of trustees or directors of a future Fund. For purposes of the requested Order, “successor” is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
2 Aspiration Funds and Aspiration Fund Adviser, LLC, Investment Company Act Release Nos. 32432 (January 24, 2017) (notice) and 32504 (February 22, 2017) (order). Effective April 21, 2025, Aspiration Funds’ name changed to GreenFi Funds Trust and Aspiration Redwood Fund’s name changed to GreenFi Redwood Fund.
3 The requested relief will not extend to any subadviser that is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Trust, a Fund or the Adviser, other than by reason of serving as a subadviser to one or more of the Funds (“Affiliated Subadviser”). If the Adviser wishes to use Affiliated Subadvisers to assist with monitoring and/or managing certain markets with which the Affiliated Subadvisers have expertise, shareholder approval of the subadvisory agreement with any Affiliated Subadviser will be obtained.

The requested exemptions will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose. Applicants believe that without this relief, a Fund may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and the Board.
II. BACKGROUND
A.	The Trust
The Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company. As of the date of this Application, the Trust was comprised of one individual registered series, GreenFi Redwood Fund. Each Fund has, or will have, its own investment objective, policies and restrictions and is, or will be, managed by the Adviser and one or more Subadvisers.
B.	The Adviser
Mission Investment Advisors is a limited liability company organized under the laws of the State of Delaware. Mission Investment Advisors is, and each other Adviser will be, registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Mission Investment Advisors serves as the investment adviser of GreenFi Redwood Fund. Mission Investment Advisor’s primary business activity is providing investment management services to GreenFi Redwood Fund.
Mission Investment Advisors serves as investment adviser to GreenFi Redwood Fund pursuant to an investment advisory agreement (the “Advisory Agreement”),4 approved by the Board, including by a majority of Independent Trustees (as defined below), and by shareholders representing a majority of the Fund’s shares. Under the terms of the Advisory Agreement, and subject to the oversight and authority of the Board, the Adviser is responsible for the overall management of the Fund’s business affairs and selecting investments according to the Fund’s respective investment objective, policies, and restrictions. In addition, pursuant to the Advisory Agreement, the Adviser may retain one or more subadvisers, subject to the approval of the Board, including approval by a majority of its Independent Trustees (as defined below), for the purpose of managing the investment of all or a portion of the assets of the Fund. For the investment management services provided to the Fund, the Adviser receives the fee specified in the Advisory Agreement from the Fund, payable monthly at an annual rate based on the average daily net assets of the Fund.

4 The Adviser will enter into substantially similar investment advisory agreements to provide investment management services to future Funds (“Future Advisory Agreements”). The terms of Future Advisory Agreements will comply with Section 15(a) of the 1940 Act and Future Advisory Agreements will be approved by shareholders and by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and 15(c) of the 1940 Act. Applicants are not seeking any exemptions with respect to Future Advisory Agreements. References to any Advisory Agreement or Advisory Agreements include Future Advisory Agreements as they pertain to future Funds.

The terms of each Advisory Agreement comply or will comply with Section 15(a) of the 1940 Act. Each Advisory Agreement was or will be approved by the Board, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust or the Adviser (the “Independent Trustees”) and the shareholders of each respective Fund in the manner required by Sections 15(a) and (c) of the 1940 Act. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to any Advisory Agreement.
C.	The Subadviser(s) and the Manager of Managers Structure
Pursuant to its authority under the Advisory Agreement, the Adviser has entered into a Subadvisory Agreement with UBS Asset Management (Americas) LLC to provide investment advisory services to GreenFi Redwood Fund, and from time to time may enter into Subadvisory Agreements with one or more additional Subadvisers to provide investment advisory services to the Funds.5
The Subadvisory Agreement has been approved by the Board, including by a majority of the Independent Trustees, and the shareholders of GreenFi Redwood Fund in accordance with Sections 15(a) and 15(c) of the 1940 Act, and each other Subadvisory Agreement will be approved by the Board, including by a majority of the Independent Trustees, and, if the relief requested in this Application has not been received, the shareholders of the relevant Funds in accordance with Sections 15(a) and 15(c) of the 1940 Act. In addition, the terms of the Subadvisory Agreement with UBS Asset Management (Americas) LLC comply fully, and the terms of each other Subadvisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act, except as provided by the terms and conditions of this Application. UBS Asset Management (Americas) LLC is, and any other Subadviser, when and if hired to a Fund, will be, an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser or not subject to such registration under the Advisers Act.
The Adviser will select Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommend their hiring to the Board. The Adviser will engage in an on-going analysis of the continued advisability of retaining each Subadviser and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with each Subadviser, and will make recommendations to the Board as needed.

5 As of the date of this Application, the Adviser is engaged with one Subadviser. The number of Subadvisers employed, if any, may change over time.

Subject to approval by the Board and a majority of each Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of that Fund—including, in particular the selection and supervision of the Subadviser(s)—will be vested in the Adviser, subject to general oversight and approval by the Board. Thus, the Adviser will supervise the management and investment programs and operations of the Funds and evaluate the abilities and performance of other money management firms to identify appropriate Subadvisers for the Funds’ assets. After a Subadviser is selected, the Adviser will continuously supervise and monitor the Subadviser’s performance and periodically recommend to the Board whether the Subadviser should be retained or released.
The Adviser, under the Advisory Agreement and Subadvisory Agreements, may employ multiple Subadvisers for the Funds. The Adviser will allocate and, when appropriate, reallocate each Fund’s assets among Subadvisers. Each Subadviser will have discretionary authority to invest that portion of a Fund’s assets assigned to it. The Adviser will monitor each Subadviser and the overall portfolio of each Fund for compliance with the Fund’s objectives, policies and strategies. In addition, the Adviser may manage all or a portion of the assets of the Fund itself pursuant to its own investment strategy.
Under the Manager of Managers Structure, Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process. The Adviser periodically will gather and analyze certain performance information regarding the Funds. If a Fund underperforms relevant indices or its peer group over time, or if the Adviser has other concerns about a Fund or its Subadviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund’s investment objective. The Adviser will monitor possible replacement Subadvisers for a Fund so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Subadviser change be warranted. Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.
A Fund will not rely on the requested Order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.6 The Funds have obtained, or will obtain, such approval, and each Fund’s prospectus has contained or will contain, at all times following shareholder approval of the Manager of Managers Structure, the disclosure required by condition 2 set out in Section IV below.

6 GreenFi Redwood Fund previously obtained shareholder approval to rely on an order issued in connection with a previous version of this Application and each future Fund will be required to obtain shareholder approval before relying on the Order requested in this Application. If the requested Order is granted before a Fund commences a public offering, the initial sole shareholder will approve the Fund’s reliance on the requested Order. If any Fund has taken or takes a shareholder vote to approve the Manager of Managers Structure before the Order requested in the Application is issued, the prospectus for that Fund will contain, at all times following that approval, appropriate disclosure that the Fund has applied for exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote. If a Fund’s prospectus did not, at all times following shareholder approval of the Manager of Managers Structure, contain appropriate disclosure that the Fund has applied for, or has received, exemptive relief to operate under the Manager of Managers Structure, as required by condition 2 of this Application, the Fund will obtain shareholder approval before relying on the Order.

For the investment advisory services they provide to the Funds, each Subadviser receives, or will receive, annual fees from the Adviser, based on a fee agreed upon by the Adviser and Subadviser and approved by the applicable Fund’s Board. Each Subadviser bears, or will bear, its own expenses of providing subadvisory services to the Funds. Neither the Trust nor the Funds will be responsible for paying subadvisory fees to any Subadviser.
D.	The Requested Relief
Applicants seek relief from the requirements of Section 15(a) of the 1940 Act, to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with Subadvisers in connection with operating the Funds. Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in a Subadvisory Agreement are made, but approval by shareholders of the Fund will not be sought or obtained.7
If the requested Order is granted, each Subadvisory Agreement will comply with the following requirements of Section 15(a) and 15(c) of the 1940 Act: (1) it will precisely describe all compensation to be paid by the Adviser to the Subadviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Sections 15(a) and 15(c) of the 1940 Act; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the respective Fund on not more than sixty days written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.
Each Fund offers, or will offer, shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Fund. The prospectus contains and will contain at all times (or will contain at all times in the case of Funds not yet formed) information concerning the management and operation of the respective Fund, including a description of the Subadvisers and the services they provide. In addition, each Fund will hold itself out to investors as employing such Manager of Managers Structure and will prominently disclose in its prospectus that the Adviser monitors each Subadviser for adherence to its specific strategy, continuously supervises and monitors the Subadviser’s performance and periodically recommends to the Board which Subadvisers should be retained or released.

7 The Adviser acknowledges that material changes to subadvisory agreements with Affiliated Subadvisers and changes to Affiliated Subadvisers would be subject to shareholder approval.

Each Fund will disclose at all times that it operates pursuant to the terms and conditions of this Application. Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the Adviser, the Subadvisers, and their agreements; and (b) that new Subadvisers can be employed without shareholder approval. In addition, Funds that have not previously obtained shareholder approval of the Manager of Managers Structure will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief, and the Funds will include the disclosure required in condition 2 at all times following that approval.
III. EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW
A.	Shareholder Voting
1.	Applicable Law
Section 15(a) of the 1940 Act provides in relevant part that:
It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....
Section 2(a)(20) of the 1940 Act defines an “investment adviser” as the following:
“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....
Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, the Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements between the Adviser and each Subadviser are subject to Sections 15(a) and (c) of the 1940 Act to the same extent as the Advisory Agreement. Therefore, without the exemption applied for herein, each Fund: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act to eliminate the need for the Adviser, the Trust, and the Funds, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement. Applicants believe the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
2.	Discussion
a.	Necessary or Appropriate in the Public Interest
Applicants believe that the requested relief is necessary or appropriate in the public interest. The Funds are or will be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of the Funds, the Adviser uses or will use one or more Subadvisers, and the Adviser typically does not or will not make the day-to-day investment decisions with respect to portions of a Fund’s portfolio delegated to a Subadviser or Subadvisers. Instead, the Adviser establishes an investment program for the Funds and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for the Funds and allocates all or a portion of the Funds’ assets to various Subadvisers. Those assets not managed by a Subadviser are managed by the Adviser. This is a service that the Adviser believes can add value to the investments of the Funds’ shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the various market sectors in which the Funds will invest.
Each Fund relying on the Order will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Subadvisers. The Adviser will select those Subadvisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk. Those Subadvisers will, in turn, select and oversee the selection of portfolio investments pursuant to a particular sub-strategy. Under the Manager of Managers Structure, the selection or change in a Subadviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.8

8 Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

From the perspective of the investor, the role of the Subadvisers with respect to the Funds is substantially equivalent to the role of the individual portfolio managers employed by the Adviser for each Fund’s assets managed by the Adviser. Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with the Funds’ respective investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Funds or the Trust. Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Fund’s management or about a Fund’s investment performance. Shareholders expect the Adviser and the Board to select the portfolio managers or Subadvisers for the Funds that are best suited to achieve each Fund’s investment objective. Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Subadvisers out of advisory fees that the Adviser receives from a Fund. Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation. There is no compelling policy reason why a Fund’s investors should be required to approve a Subadviser’s relationship with the Fund, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.
In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by a Fund or the Trust on behalf of a Fund, shareholders would be required to approve the Subadvisory Agreement with that Subadviser. Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the Fund would be required. In addition, a Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval had been obtained. In all of these cases, the need for shareholder approval would require the Trust or the Fund in question to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund. This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to the Fund and its shareholders.
Applicants believe that permitting the Adviser to perform those duties that the shareholders of the Funds expect the Adviser to perform (i.e., the selection, supervision and evaluation of Subadvisers or managing the assets directly, when appropriate) without incurring unnecessary delay or expense will be appropriate and in the interests of Fund shareholders and will allow the Funds to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Fund will be able to act more quickly and with less expense to replace Subadvisers when the Board and the Adviser feel that a change would benefit the Fund. Without the requested relief, a Fund may, for example, be left in the hands of a Subadviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control-event beyond the control of the Adviser, the Trust and the Fund in question, the Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operations of a Fund.

b.	Consistent with the Protection of Investors
Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Funds, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board. The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act, including the requirement for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able Subadvisers. Within this structure, the Adviser is in a better position to make an informed selection of a Subadviser than are individual shareholders.
In evaluating the services that a Subadviser provides, or will provide, to a Fund, the Adviser considers certain information, including, but not limited to, the following:
(1)
the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2)
the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3)	reports setting forth the financial condition and stability of the Subadviser; and
(4)
reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Subadviser’s current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.
In addition, the Adviser and the Board will consider the reasonableness of the Subadviser’s compensation with respect to a Fund, which will be payable by the Adviser and will bear on the reasonableness of the Adviser’s compensation with respect to that Fund. Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:
(1)	a description of the proposed method of computing the fees;
(2)
comparisons of the proposed fees to be paid by the Adviser with respect to each Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)	data with respect to the projected expense ratios of the respective Fund and comparisons with other mutual funds of comparable size and strategy.

If the relief is granted, shareholders of the Funds will receive adequate information about the Subadvisers. The prospectus and statement of additional information (“SAI”) of each Fund will include all information required by Form N-1A concerning the qualifications of each respective Subadviser. If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Funds’ prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act. If new Subadvisers are hired, the Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;9 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multimanager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.
c.	Consistent with the Policy and Provisions of the 1940 Act
Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

9 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 (“Exchange Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Fund. A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

The Fund’s Advisory Agreement has received and each other Fund’s Advisory Agreement will receive shareholder approval. In the event that the Order requested in this Application is granted prior to when a Fund commences its public offering, the Fund’s initial Subadvisory Agreement(s) will be approved by the initial shareholder as required under Section 15(a) of the 1940 Act. Because the Order requested in this Application will be granted (if in fact granted) after each of the Funds commenced its public offering, each of the Funds will rely upon the approval of the Manager of Managers Structure by its shareholders and disclosure in its prospectus, at all times following the approvals, that the Fund has applied for (or received) exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote. The GreenFi Redwood Fund has obtained the approval of its sole initial shareholder to rely on the order issued in connection with a previous version of this Application. Each Fund’s prospectus will disclose, or currently does disclose, that the Adviser is the primary provider of investment advisory services to the Fund, and that the Adviser may hire or change Subadvisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement. Each Fund relying on the requested Order also will promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement. If a shareholder of a Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.
B.	Precedent
Applicants note that substantially the same exemptions requested herein, including the Prior Order, with respect to relief from Section 15(a) have been granted previously by the Commission. See, e.g., Alpha Architect ETF Trust and Empowered Funds, LLC, Investment Company Act Release Nos. 34505 (February 15, 2022) (notice) and 34532 (March 15, 2022) (order); Innovator ETFS Trust and Innovator Capital Management, LLC, Investment Company Act Release Nos. 32813 (September 11, 2017) (notice) and 32855 (October 6, 2017) (order); Homestead Funds, Inc. and RE Advisers Corporation¸ Investment Company Act Release Nos. 32602 (April 19, 2017) (notice) and 32636 (May 16, 2017) (order); Aspiration Funds and Aspiration Fund Adviser, LLC, Investment Company Act Release Nos. 32432 (January 24, 2017) (notice) and 32504 (February 22, 2017) (order); Academy Funds Trust and Innovator Management LLC, Investment Company Act Release Nos. 31679 (June 17, 2015) (notice) and 31711 (July 9, 2015) (order); Crow Point Partners, LLC and Northern Lights Fund Trust, Investment Company Act Release Nos. 31431 (January 28, 2015) (notice) and 31470 (February 24, 2015) (order); Persimmon Capital Management LP and Northern Lights Fund Trust III, Investment Company Act Release Nos. 31218 (August 19, 2014) (notice) and 31284 (October 1, 2014) (order); Valmark Advisers, Inc., et al., Investment Company Act Release Nos. 31071 (June 4, 2012) (notice) and 31142 (July 1, 2014) (order); Preservation Trust Advisors, LLC, et al., Investment Company Act Release Nos. 29937 (January 26, 2012) (notice) and 29951 (February 22, 2012) (order); Altegris Advisors, L.L.C., et al., Investment Company Act Release Nos. 29689 (June 1, 2011) (notice) and 29710 (June 28, 2011) (order); RidgeWorth Funds, et al., Investment Company Act Release Nos. 29743 (August 3, 2011) (notice) and 29773 (August 30, 2011) (order).

IV. CONDITIONS FOR RELIEF
Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.
Before a Fund may rely on the requested Order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.
Each Fund relying on the requested Order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.	Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.
4.
The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.
At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.
Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.
The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund’s investment objective, policies and restrictions.

8.
No trustee or officer of the Trust or a Fund, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

9.
Any new Subadvisory Agreement or any amendment to an existing Advisory Agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by a Fund will be submitted to the Fund’s shareholders for approval.

10.
In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the Order requested in the Application, the requested Order will expire on the effective date of that rule.

V. CONCLUSION
For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.
VI. PROCEDURAL MATTERS
Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:
Mission Investment Advisors LLC
1100 Sansome Street
San Francisco, CA 94111
GreenFi Funds Trust
1100 Sansome Street
San Francisco, CA

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:
Mark Perlow
Dechert LLP
45 Fremont Street
26th Floor
San Francisco, CA 94105
Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the agreement and declaration of trust, bylaws; certificate of formation and operating agreement, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application. The authorization required by Rule 0-2(c) under the Act is included in this Application as Exhibit A and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1 and Exhibit B-2.

(Signature page follows)

Applicants have caused this Application to be duly signed on their behalf.
GREENFI FUNDS TRUST
By:  /s/ Timothy Newell
Name: Timothy Newell
Title: President and Principal Executive Officer
Date: July 25, 2025
MISSION INVESTMENT ADVISORS LLC
By:  /s/ Timothy Newell
Name: Timothy Newell
Title: Chief Executive Officer
Date:  July 25, 2025

VII. LIST OF ATTACHMENTS AND EXHIBITS
Authorization Required Pursuant to Rule 0-2(c)	A

Verifications of Signatures Required Pursuant to Rule 0-2(d)	B-1 through B-2

EXHIBIT A
RESOLUTION ADOPTED BY THE BOARD OF TRUSTEES
Authorization to File Exemptive Order Application
RESOLVED, that the filing with the Securities and Exchange Commission of an Exemptive Application for Aspiration Funds and Mission Investment Advisors LLC for Multi-Manager relief is approved by the Board.

EXHIBIT B-1
Verification for GreenFi Funds Trust
The undersigned states he has duly executed the attached Application dated July 25, 2025 for and on behalf of GreenFi Funds Trust; that he is President and Principal Executive Officer of such trust; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
GREENFI FUNDS TRUST
By:  /s/ Timothy Newell
Name: Timothy Newell
Title: President and Principal Executive Officer
Date: July 25, 2025

EXHIBIT B-2
Verification for Mission Investment Advisors LLC
The undersigned states he has duly executed the attached Application dated July 25, 2025 for and on behalf of Mission Investment Advisors LLC; that he is an Officer of such company; and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
MISSION INVESTMENT ADVISORS LLC
By:  /s/ Timothy Newell
Name: Timothy Newell
Date: July 25, 2025

SEC File No. 812- 15692
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN ORDER OF EXEMPTION FROM SECTION 15(a)
OF THE ACT~~AND RULE 18f-2 UNDER THE ACT TO SUPERSEDE A PRIOR ORDER~~
In the Matter of
Mission Investment Advisors LLC
~~Aspiration~~ GreenFi Funds Trust
Please direct all written or oral communications concerning this Application to:
Mark Perlow
Dechert LLP
45 Fremont Street
26th Floor
San Francisco, CA 94105
~~January 14~~ July 25, 2025
This Application (including exhibits) consists of 22 pages.
The exhibit index appears on page 19

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
IN THE MATTER OF

Mission Investment Advisors LLC
1100 Sansome Street
San Francisco, CA 94111

and

~~Aspiration~~ GreenFi Funds Trust
1100 Sansome Street
San Francisco, CA 94111

Investment Company Act of 1940
File No. 812- 15692
• • • • • • • • • • • • • •	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT~~AND RULE 18f-2 UNDER THE ACT TO SUPERSEDE A PRIOR ORDER~~

TABLE OF CONTENTS
I.	INTRODUCTION	4

II.	BACKGROUND	5

III.	EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW	9

IV.	CONDITIONS FOR RELIEF	15

V.	CONCLUSION	16

VI.	PROCEDURAL MATTERS	~~17~~16

VII.	LIST OF ATTACHMENTS AND EXHIBITS	19

EXHIBIT A	20

EXHIBIT B-1	21

EXHIBIT B-2	22

I. INTRODUCTION
~~Aspiration~~ GreenFi Funds Trust (the “Trust ”), on its own behalf and on behalf of its series, GreenFi Redwood Fund, and Mission Investment Advisors LLC (“Mission Investment Advisors~~”), on behalf of each series of the Trust that is a Fund as defined herein~~  ,” and collectively with the Trust~~and Mission Investment Advisors~~, the “Applicants”)1 hereby submit this first amended and restated application (the “Application”) to the U.S. Securities and Exchange Commission (the “Commission”) for an order (the “Order”) of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act” or “Investment Company Act”). ~~The Order would supersede~~ Applicants request an ~~exemptive~~order ~~issued by the Commission on February 22, 2017 (the “Prior Order”)2 that was granted pursuant Section 6(c) under the 1940 Act to exempt the Trust and the Trust’s prior investment adviser~~  exempting Applicants from Section 15(a) of the 1940 Act ~~and Rule 18f-2 thereunder,~~to permit the ~~Fund’s prior investment adviser~~ Adviser , subject to the approval of the ~~board~~ Trust’s Board of ~~trustees of the Trust~~ Trustees (the “Board”), to do the following without obtaining shareholder approval: (a) select an unaffiliated investment subadviser or subadvisers (each, a “Subadviser” or collectively, the “Subadvisers”) to manage all or a portion of the assets of one or more of the Funds pursuant to an investment subadvisory agreement with a Subadviser (each, a “Subadvisory Agreement” and together the “Subadvisory Agreements”), and (b) materially amend Subadvisory Agreements with the ~~Subadviser. Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to permit the Fund’s new investment adviser, Mission Investment Advisors, subject to the approval of the Board, to do the following without obtaining shareholder approval: (a) select a Subadviser to manage all or a portion of the assets of the Funds pursuant to a Subadvisory Agreement, and (b) materially amend Subadvisory Agreements with the Subadviser.~~ Subadvisers. The Order would supersede an exemptive order issued by the Commission on February 22, 2017 (the “Prior Order”) that was granted pursuant to Section 6(c) of the 1940 Act, with the result that no person will continue to rely on the Prior Order if the Order is granted. 2
Applicants are seeking these exemptions to enable the Adviser and the Board to obtain for each Fund the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage the assets of a Fund pursuant to each Subadviser’s proprietary investment style without the delay and expense of convening a special meeting of shareholders. Under a multi-manager investment management approach, the Manager of Managers Structure, the Adviser will evaluate, allocate assets to, and oversee the Subadviser or Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.3
_________________________
1 Applicants request that the exemptive relief sought hereby apply to the Applicants and any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by Mission Investment Advisors, ~~including~~or any entity controlling, controlled by, or under common control with Mission Investment Advisors or its successors (each, an “Adviser”); (b) uses the manager-of-managers structure (“Manager of Managers Structure”) described in this Application; and (c) complies with the terms and conditions of this Application (~~any such~~ together with each series , ~~“Fund” and collectively,~~ the “Funds~~”).~~” and each, individually, a “Fund”) . The only existing open-end registered investment company that currently intends to rely on the requested ~~order~~ Order is named as an Applicant. ~~The Aspiration~~ GreenFi Redwood Fund is the only series of the Trust ~~and the only Fund~~ that currently intends to rely on the requested ~~order~~ Order . If the name of any Fund contains the name of a subadviser, the name of the Adviser will precede the name of the subadviser. The term “Board” also includes the board of trustees or directors of a future Fund. For purposes of the requested ~~order~~ Order , “successor” is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
2 Aspiration Funds and Aspiration Fund Adviser, LLC, Investment Company Act Release Nos. 32432 (January 24, 2017) (notice) and 32504 (February 22, 2017) (order). Effective April 21, 2025, Aspiration Funds’ name changed to GreenFi Funds Trust and Aspiration Redwood Fund’s name changed to GreenFi Redwood Fund.
3 The requested relief will not extend to any subadviser that is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Trust, a Fund or the Adviser, other than by reason of serving as a subadviser to one or more of the Funds (“Affiliated Subadviser”). If the Adviser wishes to use Affiliated Subadvisers to assist with monitoring and/or managing certain markets with which the Affiliated Subadvisers have expertise, shareholder approval of the subadvisory agreement with any Affiliated Subadviser will be obtained.

4

The requested exemptions will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose. Applicants believe that without this relief, a Fund may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and the Board.
II. BACKGROUND
A.	The Trust
The Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company. As of the date of this Application, the Trust was comprised of one individual registered series, ~~the Aspiration~~ GreenFi Redwood Fund. Each Fund has, or will have, its own investment objective, policies and restrictions and is, or will be, managed by the Adviser and one or more Subadvisers.
B.	The Adviser
Mission Investment Advisors is a limited liability company organized under the laws of the State of Delaware. Mission Investment Advisors is, and each other Adviser will be, registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Mission Investment Advisors serves as the investment adviser of ~~the Aspiration~~ GreenFi Redwood Fund. Mission Investment Advisor’s primary business activity is providing investment management services to ~~the Aspiration~~ GreenFi Redwood Fund.
Mission Investment Advisors serves as investment adviser to ~~the Aspiration~~ GreenFi Redwood Fund pursuant to an investment advisory agreement (the “Advisory Agreement”),4 approved by the Board, including by a majority of Independent Trustees (as defined below), and by shareholders representing a majority of the Fund’s shares. Under the terms of the Advisory Agreement, and subject to the oversight and authority of the Board, the Adviser is responsible for the overall management of the Fund’s business affairs and selecting investments according to the Fund’s respective investment objective, policies, and restrictions. In addition, pursuant to the Advisory Agreement, the Adviser may retain one or more subadvisers, subject to the approval of the Board, including approval by a majority of its Independent Trustees (as defined below), for the purpose of managing the investment of all or a portion of the assets of the Fund. For the investment management services provided to the Fund, the Adviser receives the fee specified in the Advisory Agreement from the Fund, payable monthly at an annual rate based on the average daily net assets of the Fund.
___________________________
4 The Adviser will enter into substantially similar investment advisory agreements to provide investment management services to future Funds (“Future Advisory Agreements”). The terms of Future Advisory Agreements will comply with Section 15(a) of the 1940 Act and Future Advisory Agreements will be approved by shareholders and by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and 15(c) of the 1940 Act~~and rule 18f-2 thereunder~~. Applicants are not seeking any exemptions with respect to Future Advisory Agreements. References to any Advisory Agreement or Advisory Agreements include Future Advisory Agreements as they pertain to future Funds.
5

The terms of each Advisory Agreement comply or will comply with Section 15(a) of the 1940 Act. Each Advisory Agreement was or will be approved by the Board, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust or the Adviser (the “Independent Trustees”) and the shareholders of each respective Fund in the manner required by Sections 15(a) and (c) of the 1940 Act~~and Rule 18f-2 thereunder~~ . Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to any Advisory Agreement.
C.	The Subadviser(s) and the Manager of Managers Structure
Pursuant to its authority under the Advisory Agreement, the Adviser has entered into a Subadvisory Agreement with UBS Asset Management (Americas) LLC to provide investment advisory services to ~~the Aspiration~~ GreenFi Redwood Fund, and from time to time may enter into Subadvisory Agreements with one or more additional Subadvisers to provide investment advisory services to the Funds.5
The Subadvisory Agreement has been approved by the Board, including by a majority of the Independent Trustees, and the shareholders of ~~the Aspiration~~ GreenFi Redwood Fund in accordance with Sections 15(a) and 15(c) of~~the 1940 Act and Rule 18f-2 under~~ the 1940 Act, and each other Subadvisory Agreement will be approved by the Board, including by a majority of the Independent Trustees, and, if the relief requested in this Application has not been received, the shareholders of the relevant Funds in accordance with Sections 15(a) and 15(c) of the 1940 Act~~and Rule 18f-2 under the 1940 Act~~ . In addition, the terms of the Subadvisory Agreement with UBS Asset Management (Americas) LLC comply fully, and the terms of each other Subadvisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act, except as provided by the terms and conditions of this Application. UBS Asset Management (Americas) LLC is, and any other Subadviser, when and if hired to a Fund, will be, an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser or not subject to such registration under the Advisers Act.
The Adviser will select Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommend their hiring to the Board. The Adviser will engage in an on-going analysis of the continued advisability of retaining each Subadviser and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with each Subadviser, and will make recommendations to the Board as needed.
___________________________
5 As of the date of this Application, the Adviser is engaged with one Subadviser. The number of Subadvisers employed, if any, may change over time.
6

Subject to approval by the Board and a majority of each Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of that Fund—including, in particular the selection and supervision of the Subadviser(s)—will be vested in the Adviser, subject to general oversight and approval by the Board. Thus, the Adviser will supervise the management and investment programs and operations of the Funds and evaluate the abilities and performance of other money management firms to identify appropriate Subadvisers for the Funds’ assets. After a Subadviser is selected, the Adviser will continuously supervise and monitor the Subadviser’s performance and periodically recommend to the Board whether the Subadviser should be retained or released.
The Adviser, under the Advisory Agreement and Subadvisory Agreements, may employ multiple Subadvisers for the Funds. The Adviser will allocate and, when appropriate, reallocate each Fund’s assets among Subadvisers. Each Subadviser will have discretionary authority to invest that portion of a Fund’s assets assigned to it. The Adviser will monitor each Subadviser and the overall portfolio of each Fund for compliance with the Fund’s objectives, policies and strategies. In addition, the Adviser may manage all or a portion of the assets of the Fund itself pursuant to its own investment strategy.
Under the Manager of Managers Structure, Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process. The Adviser periodically will gather and analyze certain performance information regarding the Funds. If a Fund underperforms relevant indices or its peer group over time, or if the Adviser has other concerns about a Fund or its Subadviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund’s investment objective. The Adviser will monitor possible replacement Subadvisers for a Fund so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Subadviser change be warranted. Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.
A Fund will not rely on the requested ~~order~~ Order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.6 The Funds have obtained, or will obtain, such approval, and each Fund’s prospectus has contained or will contain, at all times following shareholder approval of the Manager of Managers Structure, the disclosure required by condition 2 set out in Section IV below.
_________________________
6~~The Aspiration~~ GreenFi Redwood Fund previously obtained shareholder approval to rely on an order issued in connection with a previous version of this Application and each future Fund will be required to obtain shareholder approval before relying on the ~~order~~Order requested in this Application. If the requested ~~order~~Order is granted before a Fund commences a public offering, the initial sole shareholder will approve the Fund’s reliance on the requested ~~order~~Order. If any Fund has taken or takes a shareholder vote to approve the Manager of Managers Structure before the ~~order~~Order requested in the Application is issued, the prospectus for that Fund will contain, at all times following that approval, appropriate disclosure that the Fund has applied for exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote. If a Fund’s prospectus did not, at all times following shareholder approval of the Manager of Managers Structure, contain appropriate disclosure that the Fund has applied for, or has received, exemptive relief to operate under the Manager of Managers Structure, as required by condition 2 of this Application, the Fund will obtain shareholder approval before relying on the ~~order~~Order.
7

For the investment advisory services they provide to the Funds, each Subadviser receives, or will receive, annual fees from the Adviser, based on a fee agreed upon by the Adviser and Subadviser and approved by the applicable Fund’s Board. Each Subadviser bears, or will bear, its own expenses of providing subadvisory services to the Funds. Neither the Trust nor the Funds will be responsible for paying subadvisory fees to any Subadviser.
D.	The Requested Relief
Applicants seek relief from the requirements of Section 15(a) of the 1940 Act~~and Rule 18f-2 thereunder~~, to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with Subadvisers in connection with operating the Funds. Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in a Subadvisory Agreement are made, but approval by shareholders of the Fund will not be sought or obtained.7
If the requested ~~order~~ Order is granted, each Subadvisory Agreement will comply with the following requirements of Section 15(a) and 15(c) of the 1940 Act: (1) it will precisely describe all compensation to be paid by the Adviser to the Subadviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Sections 15(a) and 15(c) of the 1940 Act~~and Rule 18f-2 thereunder~~; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the respective Fund on not more than sixty days written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.
Each Fund offers, or will offer, shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Fund. The prospectus contains and will contain at all times (or will contain at all times in the case of Funds not yet formed) information concerning the management and operation of the respective Fund, including a description of the Subadvisers and the services they provide. In addition, each Fund will hold itself out to investors as employing such Manager of Managers Structure and will prominently disclose in its prospectus that the Adviser monitors each Subadviser for adherence to its specific strategy, continuously supervises and monitors the Subadviser’s performance and periodically recommends to the Board which Subadvisers should be retained or released.
___________________
7 The Adviser acknowledges that material changes to subadvisory agreements with Affiliated Subadvisers and changes to Affiliated Subadvisers would be subject to shareholder approval.
8

Each Fund will disclose at all times that it operates pursuant to the terms and conditions of this Application. Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the Adviser, the Subadvisers, and their agreements; and (b) that new Subadvisers can be employed without shareholder approval. In addition, Funds that have not previously obtained shareholder approval of the Manager of Managers Structure will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief, and the Funds will include the disclosure required in condition 2 at all times following that approval.
III. EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW
A.	Shareholder Voting
1.	Applicable Law
Section 15(a) of the 1940 Act provides in relevant part that:
It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....
~~Rule 18f-2 under the 1940 Act provides in relevant part that:~~
~~(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....~~
~~Rule 18f-2 further provides that:~~
~~(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.~~
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Section 2(a)(20) of the 1940 Act defines an “investment adviser” as the following:
“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....
Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, the Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements between the Adviser and each Subadviser are subject to Sections 15(a) and (c) of the 1940 Act ~~and Rule 18f-2 thereunder~~ to the same extent as the Advisory Agreement. Therefore, without the exemption applied for herein, each Fund: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.
Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act~~and Rule 18f-2 thereunder~~ to eliminate the need for the Adviser, the Trust, and the Funds, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement. Applicants believe the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
2.	Discussion
a.	Necessary or Appropriate in the Public Interest
Applicants believe that the requested relief is necessary or appropriate in the public interest. The Funds are or will be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of the Funds, the Adviser uses or will use one or more Subadvisers, and the Adviser typically does not or will not make the day-to-day investment decisions with respect to portions of a Fund’s portfolio delegated to a Subadviser or Subadvisers. Instead, the Adviser establishes an investment program for the Funds and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for the Funds and allocates all or a portion of the Funds’ assets to various Subadvisers. Those assets not managed by a Subadviser are managed by the Adviser. This is a service that the Adviser believes can add value to the investments of the Funds’ shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the various market sectors in which the Funds will invest.
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Each Fund relying on the Order will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Subadvisers. The Adviser will select those Subadvisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk. Those Subadvisers will, in turn, select and oversee the selection of portfolio investments pursuant to a particular sub-strategy. Under the Manager of Managers Structure, the selection or change in a Subadviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.8
From the perspective of the investor, the role of the Subadvisers with respect to the Funds is substantially equivalent to the role of the individual portfolio managers employed by the Adviser for each Fund’s assets managed by the Adviser. Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with the Funds’ respective investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Funds or the Trust. Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Fund’s management or about a Fund’s investment performance. Shareholders expect the Adviser and the Board to select the portfolio managers or Subadvisers for the Funds that are best suited to achieve each Fund’s investment objective. Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Subadvisers out of ~~its own assets~~ advisory fees that the Adviser receives from a Fund. Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation. There is no compelling policy reason why a Fund’s investors should be required to approve a Subadviser’s relationship with the Fund, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.
In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by a Fund or the Trust on behalf of a Fund, shareholders would be required to approve the Subadvisory Agreement with that Subadviser. Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the Fund would be required. In addition, a Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval had been obtained. In all of these cases, the need for shareholder approval would require the Trust or the Fund in question to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund. This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to the Fund and its shareholders.
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8 Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).
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Applicants believe that permitting the Adviser to perform those duties that the shareholders of the Funds expect the Adviser to perform (i.e., the selection, supervision and evaluation of Subadvisers or managing the assets directly, when appropriate) without incurring unnecessary delay or expense will be appropriate and in the interests of Fund shareholders and will allow the Funds to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Fund will be able to act more quickly and with less expense to replace Subadvisers when the Board and the Adviser feel that a change would benefit the Fund. Without the requested relief, a Fund may, for example, be left in the hands of a Subadviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control-event beyond the control of the Adviser, the Trust and the Fund in question, the Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operations of a Fund.
b.	Consistent with the Protection of Investors
Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Funds, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board. The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act~~and Rule 18f-2 thereunder~~, including the requirement for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able Subadvisers. Within this structure, the Adviser is in a better position to make an informed selection of a Subadviser than are individual shareholders.
In evaluating the services that a Subadviser provides, or will provide, to a Fund, the Adviser considers certain information, including, but not limited to, the following:
(1)
the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2)
the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3)	reports setting forth the financial condition and stability of the Subadviser; and
(4)
reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

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In obtaining this information, the Adviser will typically: (i) review the Subadviser’s current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.
In addition, the Adviser and the Board will consider the reasonableness of the Subadviser’s compensation with respect to a Fund, which will be payable by the Adviser and will bear on the reasonableness of the Adviser’s compensation with respect to that Fund. Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:
(1)	a description of the proposed method of computing the fees;
(2)
comparisons of the proposed fees to be paid by the Adviser with respect to each Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)	data with respect to the projected expense ratios of the respective Fund and comparisons with other mutual funds of comparable size and strategy.
~~Shareholders~~ If the relief is granted, shareholders of the Funds will receive adequate information about the Subadvisers. The prospectus and statement of additional information (“SAI”) of each Fund will include all information required by Form N-1A concerning the qualifications of each respective Subadviser. If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Funds’ prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act. If new Subadvisers are hired, the Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;9 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multimanager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.
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9 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 (“Exchange Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Fund. A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.
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c.	Consistent with the Policy and Provisions of the 1940 Act
Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.
The Fund’s Advisory Agreement has received and each other Fund’s Advisory Agreement will receive shareholder approval. In the event that the ~~order~~ Order requested in this Application is granted prior to when a Fund commences its public offering, the Fund’s initial Subadvisory Agreement(s) will be approved by the initial shareholder as required under Section 15(a) of the 1940 Act~~and Rule 18f-2 thereunder~~ . Because the ~~order~~ Order requested in this Application will be granted (if in fact granted) after each of the Funds commenced its public offering, each of the Funds will rely upon the approval of the Manager of Managers Structure by its shareholders and disclosure in its prospectus, at all times following the approvals, that the Fund has applied for (or received) exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote. The ~~Aspiration~~ GreenFi Redwood Fund has obtained the approval of its sole initial shareholder to rely on the order issued in connection with a previous version of this Application. Each Fund’s prospectus will disclose, or currently does disclose, that the Adviser is the primary provider of investment advisory services to the Fund, and that the Adviser may hire or change Subadvisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement. Each Fund relying on the requested Order also will promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement. If a shareholder of a Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.
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B.	Precedent
Applicants note that substantially the same exemptions requested herein, including the Prior Order, with respect to relief from Section 15(a) ~~and Rule 18f-2~~ have been granted previously by the Commission. See, e.g., Alpha Architect ETF Trust and Empowered Funds, LLC, Investment Company Act Release Nos. 34505 (February 15, 2022) (notice) and 34532 (March 15, 2022) (order); Innovator ETFS Trust and Innovator Capital Management, LLC, Investment Company Act Release Nos. 32813 (September 11, 2017) (notice) and 32855 (October 6, 2017) (order); Homestead Funds, Inc. and RE Advisers Corporation¸ Investment Company Act Release Nos. 32602 (April 19, 2017) (notice) and 32636 (May 16, 2017) (order); Aspiration Funds and Aspiration Fund Adviser, LLC, Investment Company Act Release Nos. 32432 (January 24, 2017) (notice) and 32504 (February 22, 2017) (order); Academy Funds Trust and Innovator Management LLC, Investment Company Act Release Nos. 31679 (June 17, 2015) (notice) and 31711 (July 9, 2015) (order); Crow Point Partners, LLC and Northern Lights Fund Trust, Investment Company Act Release Nos. 31431 (January 28, 2015) (notice) and 31470 (February 24, 2015) (order); Persimmon Capital Management LP and Northern Lights Fund Trust III, Investment Company Act Release Nos. 31218 (August 19, 2014) (notice) and 31284 (October 1, 2014) (order); Valmark Advisers, Inc., et al., Investment Company Act Release Nos. 31071 (June 4, 2012) (notice) and 31142 (July 1, 2014) (order); Preservation Trust Advisors, LLC, et al., Investment Company Act Release Nos. 29937 (January 26, 2012) (notice) and 29951 (February 22, 2012) (order); Altegris Advisors, L.L.C., et al., Investment Company Act Release Nos. 29689 (June 1, 2011) (notice) and 29710 (June 28, 2011) (order); RidgeWorth Funds, et al., Investment Company Act Release Nos. 29743 (August 3, 2011) (notice) and 29773 (August 30, 2011) (order).
IV. CONDITIONS FOR RELIEF
Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.
Before a Fund may rely on the requested ~~order~~ Order , the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

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2.
Each Fund relying on the requested ~~order~~ Order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.	Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.
4.
The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.
At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.
Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.
The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund’s investment objective, policies and restrictions.

8.
No trustee or officer of the Trust or a Fund, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

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9.
Any new Subadvisory Agreement or any amendment to an existing Advisory Agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by a Fund will be submitted to the Fund’s shareholders for approval.

10.
In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the ~~order~~ Order requested in the Application, the requested ~~order~~ Order will expire on the effective date of that rule.

V. CONCLUSION
For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.
VI. PROCEDURAL MATTERS
Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:
Mission Investment Advisors LLC
1100 Sansome Street
San Francisco, CA 94111
~~Aspiration~~ GreenFi Funds Trust
1100 Sansome Street
San Francisco, CA
Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:
Mark Perlow
Dechert LLP
45 Fremont Street
26th Floor
San Francisco, CA 94105
Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the agreement and declaration of trust, bylaws; certificate of formation and operating agreement, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application. The authorization required by Rule 0-2(c) under the Act is included in this Application as Exhibit A and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1 and Exhibit B-2.
(Signature page follows)
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Applicants have caused this Application to be duly signed on their behalf.
~~ASPIRATION~~ GREENFI FUNDS TRUST
By:  /s/ Timothy Newell
Name: Timothy Newell
Title: President and Principal Executive Officer
Date: ~~January 14,~~ July 25, 2025
MISSION INVESTMENT ADVISORS LLC
By: /s/ Timothy Newell
Name: Timothy Newell
Title: Chief Executive Officer
Date~~: January 14,~~ July 25, 2025
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VII. LIST OF ATTACHMENTS AND EXHIBITS

Authorization Required Pursuant to Rule 0-2(c)	A

Verifications of Signatures Required Pursuant to Rule 0-2(d)	B-1 through B-2

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EXHIBIT A
RESOLUTION ADOPTED BY THE BOARD OF TRUSTEES
Authorization to File Exemptive Order Application
RESOLVED, that the filing with the Securities and Exchange Commission of an Exemptive Application for Aspiration Funds and Mission Investment Advisors LLC for Multi-Manager relief is approved by the Board.
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EXHIBIT B-1
Verification for ~~Aspiration~~ GreenFi Funds Trust
The undersigned states he has duly executed the attached Application dated ~~January 14~~ July 25, 2025 for and on behalf of ~~Aspiration~~ GreenFi Funds Trust ; that he is President and Principal Executive Officer of such trust; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
~~ASPIRATION~~ GREENFI FUNDS TRUST
By:  /s/ Timothy Newell
Name: Timothy Newell
Title: President and Principal Executive Officer
Date: ~~January 14~~ July 25, 2025
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EXHIBIT B-2
Verification for Mission Investment Advisors LLC
The undersigned states he has duly executed the attached Application dated ~~January 14~~ July 25, 2025 for and on behalf of Mission Investment Advisors LLC; that he is an Officer of such company; and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
MISSION INVESTMENT ADVISORS LLC
By:  /s/ Timothy Newell
Name: Timothy Newell
Date: ~~January 14~~ July 25, 2025

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